

December 4, 2012

<u>Via E-mail</u>
Mr. Michael J. Kershaw
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342-1093

>   **Re:**   **Tutor Perini Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 2, 2012**
>   **File No. 1-6314**

Dear Mr. Kershaw:

We have reviewed your response letter dated October 11, 2012 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

1.   We have reviewed your response to our prior comment one. While we note it is currently not practicable for you to obtain information regarding the gross favorable and unfavorable adjustments to your contract estimates, we continue to believe that your MD&A should more fully address how changes in your contracts, including changes in estimates and changes in scope, impact your results. Therefore, please ensure future annual and quarterly filings include a more specific and comprehensive discussion of the underlying nature of changes in your contracts and include quantified information where available.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.

Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief